FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month(s) of November 26, 2003

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F   X

        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   Yes         No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2003

   “Frank Hallam”

FRANK HALLAM

CFO, Director

…/2

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.	REPORTING ISSUER
PLATINUM GRO UP METALS LTD.
800 - 409 Granville Street
Vancouver BC, V6C 1T2
Telephone: (604) 899 -5450
Facsimile: (604) 484 -4710

ITEM 2.	DATE OF MATERIAL CHANGE

November 4, 2003

ITEM 3.	PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated November 4, 2003 to the TSX-VE

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. announced that it has completed a private placement for 2,400,000 Units at $0.85 per Units to raise gross proceeds of $2,040,000.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Platinum Group Metals Ltd. announces that the non-brokered private placement announced October 24, 2003 received TSX Venture Exchange approval and was subsequently completed October 31, 2003.  The private placement consists of 2,400,000 units at a price of $0.85 per unit. Each unit includes one common share and one-half of a common share purchase warrant.  Each whole warrant is exercisable to purchase an additional common share for a period of 12 months from closing at a price of $ 1.10 per share.  The securities issued in this private placement are subject to a four month hold period ending March 1, 2004.

There were no commissions or finders fees payable in connection with this placement. These proceeds will support continued exploration and development focused primarily on platinum and palladium projects in South Africa.

The Company has also received approximately $600,000 in funds from warrants recently exercised. As of the date of this release the total issued and outstanding share position for the Company is 31,021,970 with a fully diluted position of 36,576,157.

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

800 – 409 Granville Street, Vancouver BC, V6C 1T2

ITEM 6.	RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)
N/A

ITEM 7.	OMITTED INFORMATION

N/A
ITEM 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO                                Phone: (604) 899-5450

ITEM 9.	STATEMENT OF SENIOR OFFICER
The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 5th day of November 2003.

Platinum Group Metals Ltd.

“Dennis Gorc”
Dennis Gorc, VP Exploration

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

800 – 409 Granville Street, Vancouver BC, V6C 1T2

Platinum Group Metals Ltd.

Suite 800 - 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	TSX-V: PTM SEC Form 20F, File No. 0-30306
No. 03-70	News Release	NOVEMBER 4, 2003

$ 2,040,000 NON-BROKERED PRIVATE PLACEMENT COMPLETED

Platinum Group Metals Ltd. (PTM-TSXV) announces that the non-brokered private placement announced October 24, 2003 received TSX Venture Exchange approval and was subsequently completed October 31, 2003.  The private placement consists of 2,400,000 units at a price of $0.85 per unit. Each unit includes one common share and one-half of a common share purchase warrant.  Each whole warrant is exercisable to purchase an additional common share for a period of 12 months from closing at a price of $ 1.10 per share.  The securities issued in this private placement are subject to a four month hold period ending March 1, 2004.

There were no commissions or finders fees payable in connection with this placement. These proceeds will support continued exploration and development focused primarily on platinum and palladium projects in South Africa.

The Company has also received approximately $600,000 in funds from warrants recently exercised. As of the date of this release the total issued and outstanding share position for the Company is 31,021,970 with a fully diluted position of 36,576,157.

ABOUT PTM

PTM is based in Vancouver BC, Canada and has active exploration programs in Canada and South Africa.  PTM, as the name suggests, is focused on platinum and palladium. The Company sees both platinum and palladium as important in its vision and mission.

PTM holds significant mineral rights in the northern and western Bushveld Platinum Complex of South Africa and is planning to continue its acquisition of mineral rights in South Africa and the Bushveld Complex.  PTM has recently started drilling on the Northern Limb of the Bushveld Complex on its Tweespalk Platinum Project.  Surface results are being compiled on the War Springs Platinum Project also in the North Limb.

In addition, PTM is the largest mineral rights holder in the area surrounding Canada’s only primary platinum and palladium mine near Thunder Bay, Ontario and has a separate active joint venture with Anglo Platinum, the world’s largest producer of platinum, near Sudbury, Ontario, Canada.  PTM is currently drilling in Canada in the Thunder Bay area, of Ontario.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

President and Director

For further information contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450	Larry Roth Roth Investor Relations, NYC Tel: (732) 792-2200

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 800 – 409 Granville Street, Vancouver BC, Canada, V6C 1T2 or from the SEC: 1(800) SEC-0330.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.	REPORTING ISSUER
PLATINUM GRO UP METALS LTD.
800 - 409 Granville Street
Vancouver BC, V6C 1T2
Telephone: (604) 899 -5450
Facsimile: (604) 484 -4710

ITEM 2.	DATE OF MATERIAL CHANGE

November 6, 2003

ITEM 3.	PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated November 6, 2003 to the TSX-VE

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. announces that it has acquired an option to earn up to a 51% interest in the Lakemount Ni-Cu-PGE property located near Wawa, Ontario from Western Prospector Group Ltd.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See News Release dated November 6, 2003.

ITEM 6.	RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)
N/A

ITEM 7.	OMITTED INFORMATION

N/A
ITEM 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO                                Phone: (604) 899-5450

ITEM 9.	STATEMENT OF SENIOR OFFICER
The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 6th day of November 2003.

Platinum Group Metals Ltd.

“Dennis Gorc”
Dennis Gorc, VP Exploration

Platinum Group Metals Ltd.

Suite 800 - 409 Granville Street, Vancouver BC, V6C 1T2

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	TSX-V: PTM SEC Form 20F, File No. 0-30306
No. 03-71	News Release	NOVEMBER 6, 2003

Platinum Group Metals Ltd. Options Lakemount Property - Wawa, Ontario

Platinum Group Metals Ltd. (PTM-TSX.V) (“PTM”) announces that it has acquired an option  to earn up to a  51%  interest in the Lakemount Ni-Cu-PGE property located near Wawa, Ontario from Western Prospector Group Ltd. (WNP-TSX.V) (“Western”). The agreement (“Option Agreement”) is subject to regulatory approval.

The Lakemount Property, located 10 kilometres east of Wawa, Ontario along Highway 101, is comprised of two contiguous  land packages within Esquega Township. The land package includes ACR patented lease block  of 777 hectares and the Wagner License block of 2,240 hectares for a total of 3,017 hectares. The property covers an area approximately 4 by 6 kilometres. The highway and logging roads provide easy access to the known mineralized zones.

Occurring within the property is the Sunrise Lake ultramafic intrusion, measuring over 2 kilometres in length and 600 metres in width. This intrusion  is host to a broad zone of magmatic copper-nickel mineralization along its southern margin. Between 1942 and 1957, drilling of 146 holes totalling 23,000 metres defined the open-ended Lakemount Zone along a length of approximately 800 metres and depth to 243 metres. Within the Lakemount Zone, two sub-parallel zones of higher-grade mineralization that each average 10 metres thick appear to be associated with a broad zone of lower grade mineralization that was apparently not assayed. With the exception of only a few drill holes, platinum, palladium and gold were not previously assayed for PGE’s. No significant exploration has been completed on the Lakemount Zone or the remainder of the Sunrise ultramafic intrusion since 1967. Several volcanic-hosted gold-copper-zinc and zinc-silver mineralized zones also occur on the property. Approximately 6,800 metres of drilling has been completed on these other exploration targets.

The property  holds potential for higher grade platinum group metals as indicated by Hole 11 which assayed 1.1% copper, 0.50% nickel, 4.2 g/t palladium, and 1.5 g/t platinum (5.7 g/t Pt+Pd) over 17.4 metres.  Hole 11 is one of only a few holes to be assayed for platinum group metals.

PTM will be commencing an exploration program on the property immediately. The primary focus of the program will be to test and confirm the  platinum and palladium grades of the Lakemount Zone as well as extending the  mineralization to depth and along strike with both diamond drilling and geophysics. The program will also include further exploration for diamonds.

The property also lies within the “Wawa Diamond Corridor”. Nearby diamond projects include active programs by Pele Mountain/DeBeers and Band-Ore/Kennecott. Previous diamond prospecting on the property during 2000 discovered a kimberlite dyke which was drilled by a single hole intersecting a 18.7 metre thickness of the dyke. No further diamond exploration has been completed on the property.

Under the option agreement, PTM can earn up to a 51% interest in the Lakemount Property by completing $2,500,000 in exploration and development expenditures, as well as making  staged cash payments totalling $150,000 and issuing a total of 150,000 common shares of PTM in stages to Western before December 31, 2008. The $25,000 cash payment due on the signing and commitment to complete $100,000 in exploration expenditures by December 31, 2003 are firm. All additional cash payments, exploration expenditures and share payments are optional. In addition PTM must pay all annual lease payments and taxes, which will amount to approximately $25,000 annually. Upon completion of the payments and property expenditures, PTM and

Western will enter into an industry standard joint venture to develop the property. An underlying agreement to the Western agreement provides PTM and Western with the option to acquire up to an additional 11% and 9% respectively in the property by making a cash payment to the underlying property owner of $300,000 per percentage point. The Parcel 2017 Lease is subject to a 1.5% Net Sales Returns Royalty for precious stones and a 1.5% Net Smelter Returns Royalty for  metals payable to the original lease holder.  This royalty may be purchased for $2,000,000.  The Wagner License is subject to a 3% Net Smelter Returns Royalty with buy-down provisions payable to the underlying property owner.

ABOUT PTM

PTM is based in Vancouver BC, Canada and has active exploration programs in Canada and South Africa.  PTM, as the name suggests, is focused on platinum and palladium. The Company sees both platinum and palladium as important in its vision and mission.

PTM holds significant mineral rights in the northern and western Bushveld Platinum Complex of South Africa and is planning to continue its acquisition of mineral rights in South Africa and the Bushveld Complex.  PTM has recently started drilling on the Northern Limb of the Bushveld Complex on its Tweespalk Platinum Project.  Surface results are being compiled on the War Springs Platinum Project also in the North Limb.

In addition, PTM is the largest mineral rights holder in the area surrounding Canada’s only primary platinum and palladium mine near Thunder Bay, Ontario and has a separate active joint venture with Anglo Platinum, the world’s largest producer of platinum, near Sudbury, Ontario, Canada.  PTM is currently drilling in Canada in the Thunder Bay area, of Ontario.

On behalf of the Board of

Platinum Group Metals Ltd.

“Dennis Gorc”

Dennis Gorc

VP Exploration

For further information contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450 Email: info@platinumgroupmetals.net	Larry Roth Roth Investor Relations, NYC Tel: (732) 792-2200

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 800 – 409 Granville Street, Vancouver BC, Canada, V6C 1T2 or from the SEC: 1(800) SEC-0330.